

16003433

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 23 2016

Washington DC
416

SEC FILE NUMBER	
8 -	66185

$R M S$

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2015_____ AND ENDING _____12/31/2015_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GWN Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 North Jog Road
(No. and Street)

Palm Beach Gardens	**FL**	**33418**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry R. Rittman - Vice President & CFO   **561-472-2048**
                                                          (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs LLP
(Name -- if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information*
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

$\int_0^{} $
2/24/16

OATH OR AFFIRMATION

I, *DENIS WALSH*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
GWN SECURITIES, INC. as of December 31, 2015, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

X_____
Signature

_____
Title

X_____
Notary Public



IRENE JUDITH YANNETT
Notary Public - State of Florida
My Comm. Expires Mar 12, 2017
Commission # EE 852769
Bonded Through National Notary Assn

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(

GWN Securities, Inc.
(a wholly owned subsidiary of World Investment Network, Inc.)
Index
December 31, 2015 and 2014



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.   Joseph G. Sipkin, C.P.A.
jlerner@lernersipkin.com   jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
GWN Securities, Inc.
11440 North Jog Road
Palm Beach Gardens, FL 33418

We have audited the accompanying statement of financial condition of GWN Securities, Inc. (the Company) as of **December 31, 2015**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GWN Securities, Inc. as of **December 31, 2015** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 29, 2016

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of World Investment Network, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Cash	$ 3,661,148	$ 1,453,852
Commissions receivable	6,492,353	6,078,512
Due from clearing broker (including a deposit of $50,000)	151,593	186,644
Prepaid expenses	44,697	12,287
Equipment (net of accumulated depreciation of $18,926 and $95,964)	1,113	19,667
Deferred tax asset, net	180,162	99,559
Investment in securities, at fair value	2,542	2,754
Total assets	$ 10,533,608	$ 7,853,275

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

	2015	2014
Commissions payable	$ 6,000,891	$ 5,601,606
Accounts payable and accrued expenses	507,239	460,805
Income tax payable to parent	926,780	84,324
Total liabilities	7,434,910	6,146,735

Commitments and Contingencies

Stockholder's equity

	2015	2014
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	636,273	636,273
Retained earnings	2,462,424	1,070,266
Total stockholder's equity	3,098,698	1,706,540
Total liabilities and stockholder's equity	$ 10,533,608	$ 7,853,275

The accompanying notes are an integral part of this statement.

1.   **Nature of operations**

GWN Securities, Inc. (The "Company") is a broker-dealer and registered investment advisor registered with the Securities and Exchange Commission (the "SEC") and is a member firm of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of World Investment Network, Inc. (the "Parent").

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii). Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer.

2.   **Summary of Significant Accounting Policies**

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the amounts of revenue and expenses.

Revenue and expense recognition
Commission income and expense from customer transactions are recorded on a settlement-date basis. Fee income from investment advisory services is recorded as earned.

Cash
All cash deposits are held at one financial institution and therefore are subject to the credit risk at that institution. At times the cash deposits may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Equipment and depreciation
Equipment is stated at historical cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is three years.

Income taxes
The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes enactment date.

Fair Value Measurements

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2015 all of the Company's investments held and income on principal transactions were valued using Level 1 inputs.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets				
Equity Securities:				
Investments				
Securities	$ 2,542	$ -	$ -	$ 2,542
Total assets	$ 2,542	$ -	$ -	$ 2,542

3. Income taxes

As of December 31, 2015 and 2014, the deferred tax asset resulted primarily from timing differences between book and tax. The tax effects of these differences at December 31, 2015 and 2014 were as follows:

	2015	2014
Accrued expenses	$ 70,514	$ 15,090
Deferred revenue	109,447	91,250
Depreciation	201	(6,781)
	180,162	99,559
Less valuation allowances	-	-
Net deferred tax asset	$ 180,162	$ 99,559

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2015 and 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

4.   **Commitments and contingencies**

The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

5.   **Credit risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

6.   **Concentration**

A portion of the Company's assets are held at the clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7.   **Regulatory requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 and 2014, the Company had net capital of $2,836,885 and $1,544,608, respectively, which was $2,341,224 and $1,068,159, respectively in excess of its required net capital of $495,661 and $476,449, respectively. The Company's net capital ratio was 2.62:1 and 4.63:1, respectively.

GWN Securities, Inc.

(a wholly owned subsidiary of World Investment Network, Inc.)
Statements of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2015 and 2014